            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 25, 1997



                                  $92,350,000


                                     [LOGO]
                             NORDSTROM CREDIT, INC.

                          MEDIUM-TERM NOTES, SERIES E
                    DUE 9 MONTHS OR MORE FROM DATE OF ISSUE
                                  -----------


    Nordstrom Credit, Inc. (the "Company") may offer from time to time up to $92,350,000 aggregate principal amount of its Medium-Term Notes, Series E due 9 months or more from the date of issue. The specific interest rates and range of maturities will be set forth in Pricing Supplements to this Prospectus Supplement. Unless otherwise specified in an applicable Pricing Supplement, interest on the Notes will be payable each April 15 and October 15 and at maturity. Notes will be issued only in registered form in denominations of $100,000 and in any greater amount that is an integral multiple of $1,000. See "Description of Notes."


    The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants. Except as described in "Description of Notes -- Book-Entry System," owners of beneficial interests in the global securities will not be entitled to receive Notes in definitive form and will not be considered the Holders thereof.
                                 --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------


                                       PRICE TO                  AGENTS'                     PROCEEDS TO
                                       PUBLIC(1)              COMMISSIONS(2)                COMPANY(2)(3)
                                -----------------------  ------------------------  --------------------------------
Per Note......................           100%                 0.125%-0.750%                99.875%-99.250%
Total.........................        $92,350,000           $115,438-$692,625          $92,234,563-$91,657,375


--------------

(1) Unless otherwise specified in an applicable Pricing Supplement, the Notes will be issued at 100% of their principal amount.


(2) The Company will pay the Agents a commission of from 0.125% to 0.750%, depending on maturity, of the principal amount of any Note sold through them as agents (or sold to such Agents as principal in circumstances in which no other discount is agreed). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933. See "Supplemental Plan of Distribution."


(3) Before deducting estimated expenses of $125,000 payable by the Company.
                                 --------------

    Offers to purchase Notes are being solicited, on a reasonable efforts basis, from time to time by the Agents on behalf of the Company. Notes may be sold to the Agents as principal at negotiated discounts. The Company reserves the right to sell the Notes directly on its own behalf. The Company also reserves the right to withdraw, cancel or modify the offering contemplated hereby without notice. The Company or the Agents may reject any order as a whole or in part. See "Supplemental Plan of Distribution."

GOLDMAN, SACHS & CO.                                  CREDIT SUISSE FIRST BOSTON
                                   ---------


           The date of this Prospectus Supplement is April 25, 1997.

    CERTAIN PERSONS PARTICIPATING IN OFFERINGS OF NOTES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF PENALTY BIDS, DURING AND AFTER SUCH OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL PLAN OF DISTRIBUTION."

                     SELECTED FINANCIAL DATA OF THE COMPANY

    The following table summarizes selected financial data of the Company and is qualified in its entirety by reference to the detailed information and financial statements included in the documents incorporated in the Prospectus by reference.

                                                             FISCAL YEAR ENDED JANUARY 31,
                                                    ------------------------------------------------
                                                      1993      1994      1995      1996      1997
                                                    --------  --------  --------  --------  --------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Service charge income on investment in customer
  accounts receivable, and other..................  $ 93,597  $ 92,070  $ 93,636  $124,017  $129,465
Expenses:
  Interest, net...................................    33,593    29,465    31,074    42,157    40,649
  Service fees paid to Nordstrom National Credit
    Bank..........................................    28,848    28,551    28,056    32,558    30,381
  Bad debts.......................................     --        --          940    12,752     7,520
  General and administrative......................     1,835     1,682     1,521     1,464     1,539
                                                    --------  --------  --------  --------  --------
      Total expenses..............................    64,276    59,698    61,591    88,931    80,089
                                                    --------  --------  --------  --------  --------
Earnings before income taxes and extraordinary
  item............................................    29,321    32,372    32,045    35,086    49,376
Income taxes......................................    10,400    11,700    11,600    12,600    17,800
                                                    --------  --------  --------  --------  --------
Earnings before extraordinary item................    18,921    20,672    20,445    22,486    31,576
Extraordinary charge related to the early
  extinguishment of debt, net of taxes of $900....     --        --        --        --        1,452
                                                    --------  --------  --------  --------  --------
Net earnings......................................  $ 18,921  $ 20,672  $ 20,445  $ 22,486  $ 30,124
                                                    --------  --------  --------  --------  --------
                                                    --------  --------  --------  --------  --------
Ratio of earnings to fixed charges(1).............      1.87x     2.09x     2.03x     1.83x     2.14x
                                                    --------  --------  --------  --------  --------
                                                    --------  --------  --------  --------  --------
BALANCE SHEET DATA (AT PERIOD END):
Liabilities:
  Short-term debt
    Note payable to bank(2).......................  $ 25,000  $ 25,000  $ 50,000  $ 50,000  $ 50,000
    Notes payable to Nordstrom, Inc.(3)...........   112,500   112,500   148,000    86,000    54,000
    Commercial paper(4)...........................    13,319    15,337    37,388   182,501   113,770
  Accrued interest, taxes and other...............     9,969     9,665    10,963     9,424     8,553
  Dividend payable to Nordstrom, Inc..............     --        --        --        --       50,000
  Long-term debt(5)...............................   305,600   265,600   252,100   369,100   311,000
                                                    --------  --------  --------  --------  --------
      Total liabilities...........................   466,388   428,102   498,451   697,025   587,323
Investment of Nordstrom, Inc......................   129,056   149,728   170,173   192,659   122,783
                                                    --------  --------  --------  --------  --------
      Total liabilities and investment of
        Nordstrom, Inc............................  $595,444  $577,830  $668,624  $889,684  $710,106
                                                    --------  --------  --------  --------  --------
                                                    --------  --------  --------  --------  --------

--------------


(1) For the purpose of this ratio, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense. During the first quarter of 1996, the Company elected to prepay $43,100,000 of its 9.375% sinking fund debentures in order to take advantage of lower short-term interest rates. This resulted in an extraordinary charge of $1,452,000, net of applicable income

                       (FOOTNOTES CONTINUED ON NEXT PAGE)
    taxes of $900,000. The premium paid has not been included as a fixed charge for the calculation of the ratio of earnings available for fixed charges to fixed charges.


(2) The note payable to bank represents borrowings from a commercial bank which bear interest at a floating rate based on published discount rates (5.34% at January 31, 1997), and mature up to six months from the date of borrowing, or on demand.

(3) Notes payable to Nordstrom, Inc. ("Nordstrom") bear interest at floating rates based on published discount rates (5.34% at January 31, 1997), and mature up to six months from the date of borrowing, or on demand.

(4) Commercial paper outstanding at January 31, 1997 matures in 5 to 73 days from date of issue at interest rates ranging from 5.27% to 5.45% per annum. The Company has a $300,000,000 unsecured line of credit with a group of commercial banks with Wells Fargo Bank (Colorado), N.A., as agent, which expires on June 30, 2001. Under the terms of this line of credit, the Company must, among other things, comply with the terms of the Investment Agreement and Operating Agreement and maintain a ratio of total debt to tangible net worth at the end of each quarter of no greater than 7 to 1. This line of credit serves as liquidity support for the Company's short-term debt. Amounts due to Nordstrom, Nordstrom National Credit Bank and other affiliates are subordinated to borrowings under the line of credit agreement.

(5) Long-term debt as of January 31, 1997 consists of unsecured notes maturing between 1997 and 2005, bearing rates of interest between 6.7% and 9.6% per annum.

               SELECTED CONSOLIDATED FINANCIAL DATA OF NORDSTROM

    The Company's results of operations and financial condition are primarily dependent upon the amount of accounts receivable generated through sales in Nordstrom stores. Commencing in May 1994 and continuing until August 14, 1996, the Company also financed accounts receivable generated through purchases utilizing the Nordstrom National Credit Bank Visa card in Nordstrom stores and elsewhere. The following table provides certain consolidated information with respect to Nordstrom for the periods indicated.

                                                                     FISCAL YEAR ENDED JANUARY 31,
                                                    ----------------------------------------------------------------
                                                       1993         1994         1995         1996          1997
                                                    ----------   ----------   ----------   -----------   -----------
                                                     (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SQUARE FOOT AMOUNTS)
EARNINGS STATEMENT DATA:
  Net sales.......................................  $3,421,979   $3,589,938   $3,894,478    $4,113,517    $4,453,063
  Net earnings....................................     136,619      140,418      202,958       165,112       147,505
BALANCE SHEET DATA (AT PERIOD END):
  Long-term obligations, including current
    portion.......................................  $  481,945   $  438,574   $  373,910     $ 439,943     $ 380,632
  Shareholders' equity............................   1,052,031    1,166,504    1,343,800     1,422,972     1,473,192
OTHER DATA:
  Percentage of net sales resulting in Accounts...       48.78%       45.86%       43.07%        39.69%        34.55%
  Customer accounts receivable, net of allowance
    for doubtful accounts at period end(1)........    $584,379     $565,151     $655,715      $874,103      $693,123
  Net write-offs as a percentage of average
    customer accounts receivable(2)...............        5.26%        4.77%        3.51%         4.37%         6.85%
  Ratio of earnings to fixed charges(3)...........        4.41x        4.95x        6.79x         5.14x         4.99x
  Number of stores (at period end)................          72           74           76            78            83
  Total square footage (at period end)............   9,224,000    9,282,000    9,998,000    10,713,000    11,754,000
  Net sales per square foot.......................        $381         $383         $395          $382          $377

--------------


(1) Customer accounts receivable at January 31, 1997 includes Master Trust Certificates of $32,516,000. Due to the seasonality of Nordstrom's business, the balance of customer accounts receivable fluctuates during the year.


(2) These percentages were derived by dividing net write-offs of customer accounts receivable (gross write-offs less recoveries) by the average of the sum of customer accounts (excluding the Master Trust Certificates and less allowances for doubtful accounts) at the beginning of the period and at the end of each quarter during the period.

(3) For the purpose of this ratio, earnings consist of earnings before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and the estimated interest portion of rent expense.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE MEDIUM-TERM NOTES, SERIES E (THE "NOTES") OFFERED HEREBY SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes will be unsecured obligations of the Company, will be offered on a continuous basis and will mature on any business day nine months or more from the date of issue, as selected by the initial purchaser and agreed to by the Company. Notes are issuable only in fully registered form in denominations of $100,000 or any amount in excess thereof which is an integral multiple of $1,000.

    Each Note will bear interest from its date of issue at the annual rate stated on the face thereof, and, unless otherwise specified in an applicable Pricing Supplement, interest will be payable semiannually on April 15 and October 15 of each year and at maturity. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name a Note is registered at the close of business on the April 1 or October 1 record date next preceding the April 15 or October 15 interest payment date, provided, however, that interest payable on a maturity date which is not a April 15 or October 15 will be payable to the person to whom principal is payable. In the case of a Note issued between a record date and the interest payment date relating to such record date (a "Long Period Note"), the first payment of interest on such Note shall be made on the interest payment date following the next succeeding record date to the registered owner on such next succeeding record date.

    Payments of principal and interest at maturity will be made in immediately available funds against presentation and surrender of the Note. The Depositary (as defined below) shall be entitled to receive payments of interest by wire transfer of immediately available funds.

    Interest rates on the Notes are subject to change by the Company from time to time, but no such change will affect any Notes theretofore issued or as to which an offer has been accepted by the Company. In the case where any interest payment date or stated maturity date of any Note shall not be a business day, then payment of interest or principal need not be made on such day but may be made on the next succeeding business day with the same force and effect as if made on such interest payment date or stated maturity date, and no interest shall accrue with respect to such payment for the period from and after such interest payment date or stated maturity date, as the case may be. The Notes will not be redeemable prior to maturity.


    The Notes offered hereby constitute part of a single series for purposes of the Indenture under which the Notes will be issued, which series is limited initially to $92,350,000 in aggregate principal amount (which limit may be increased by action of the Board of Directors of the Company and such action may change other terms of additional securities of the series). The Notes will rank equally with all unsecured and unsubordinated indebtedness of the Company. For a description of the rights of the holders of securities under the Indenture, including the Notes, see "Description of Debt Securities" in the Prospectus attached hereto.


BOOK-ENTRY SYSTEM

    Upon issuance, all Notes having the same original issuance date, interest rate and stated maturity will be represented by a single global security (a "Global Note"). Each Global Note representing one or more Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor depositary or nominee of such successor.

    The Depositary has advised as follows: It is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of interests in the Global Note under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such interests on the Depositary's records. The ownership interest of each actual purchaser of interests in the Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Note are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Global Note, except as described below.

    To facilitate subsequent transfers, all Global Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the interests in the Global Note; the Depositary's records reflect only the identity of the Direct Participants to whose accounts interests in the Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Note. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts interests in the Global Note are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Global Note will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    The Depositary may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor depository is not obtained, definitive Note certificates are required to be printed and delivered.

    The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository).

    None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Global Notes representing all but not part of the Notes of the series being offered hereby are exchangeable for Notes in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Notes or if at any time such Depositary ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended; (ii) the Company executes and delivers to the Trustee a Company Order that all such Global Notes shall be exchangeable; or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes. A Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes issuable in denominations of $1,000 and any integral multiple thereof and registered in such names as the Depositary holding such Global Note shall direct. Subject to the foregoing, a Global Note shall not be exchangeable, except for a Global Note of like denomination to be registered in the name of such Depositary or its nominee.

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

    Subject to the terms and conditions set forth in the Distribution Agreement, the Notes are being offered on a continuing basis by the Company through Goldman, Sachs & Co. and Credit Suisse First Boston Corporation (the "Agents"), who have agreed to use reasonable efforts to solicit purchases of the Notes. The Company will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part. The Agents shall have the right, in their discretion reasonably exercised, to reject any offer to purchase Notes, in whole or in part. The Company will pay the Agents a commission of from 0.125% to 0.750% of the principal amount of Notes, depending upon maturity, for sales made through them as Agents.

    The Company also may sell Notes to the Agents acting as principal for their own accounts at a discount to be agreed upon at the time of sale, or the purchasing Agents may receive from the Company a commission or discount equivalent to that set forth on the cover page hereof in the case of any such principal transaction in which no other discount is agreed. Such Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the Agents. The

Company reserves the right to sell Notes directly on its own behalf. No commission will be payable on any Notes sold directly by the Company.

    In addition, the Agents may offer the Notes they have purchased as principal to other dealers. The Agents may sell Notes to any dealer at a discount and, unless otherwise specified in the applicable Pricing Supplement, such discount allowed to any dealer may include all or part of the discount to be received from the Company. Unless otherwise indicated in an applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity. After the initial public offering of Notes to be resold to investors and other purchasers on a fixed public offering price basis, the public offering price, concession and discount may be changed.

    The Agents, as agents or principals, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Act"). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Act. The Company has agreed to reimburse the Agents for certain expenses.

    The Agents may sell to or through dealers who may resell to investors, and the Agents may pay all or part of their discount or commission to such dealers. Such dealers may be deemed to be "underwriters" within the meaning of the Act.

    Unless otherwise indicated in an applicable Pricing Supplement, payment of the purchase price of Notes will be required to be made in immediately available funds in The City of New York.

    The Agents may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.


    The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of the secondary market for the Notes.


    During and after offerings of Notes, the Agents may purchase and sell the offered Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created in connection with such offerings. The Agents also may impose penalty bids, whereby selling concessions allowed to other broker-dealers in respect of the Notes sold in such offerings for their account may be reclaimed by the Agents if such securities are repurchased by the Agents in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market prices of such Notes, which may be higher than the prices that might otherwise prevail in the open market. These transactions may be effected in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

    The legality of the Notes will be passed upon for the Company by Lane Powell Spears Lubersky LLP, 1420 Fifth Avenue, Suite 4100, Seattle, Washington 98101, and for the Agents by Orrick, Herrington & Sutcliffe LLP, 400 Sansome Street, San Francisco, California 94111. D. Wayne Gittinger, a director of Nordstrom, is a partner in the firm of Lane Powell Spears Lubersky LLP. At January 31, 1997, members of that firm owned directly or indirectly an aggregate of approximately 5,300,000 shares of common stock of Nordstrom.

                             NORDSTROM CREDIT, INC.
                                DEBT SECURITIES

                                  -----------

    Nordstrom Credit, Inc., a Colorado corporation (the "Company"), may offer from time to time up to $250,000,000 aggregate principal amount of its unsecured Debt Securities consisting of notes, debentures and other evidences of indebtedness. The Debt Securities may be issued in one or more series of issuances. The specific title, aggregate principal amounts, maturity, rate or method of calculation of interest, purchase price, any sinking fund terms, any terms for redemption and other special terms applicable to the Debt Securities being offered will be set forth in a supplement to this Prospectus. The Debt Securities are solely the obligation of the Company and are not guaranteed by Nordstrom, Inc.

    The Debt Securities may be sold directly by the Company or through agents or to underwriters for public offering pursuant to the plan of distribution described in the Prospectus and the Prospectus Supplement. If any underwriters or agents are involved in the sale of the offered Debt Securities, their names and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------


                 The date of this Prospectus is April 25, 1997.

                             AVAILABLE INFORMATION

    The Company and Nordstrom, Inc. ("Nordstrom"), a Washington corporation which owns 100% of the outstanding shares of the Company's common stock, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and the public reference facilities in the Northeast Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and the Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, Washington, D.C. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997, which has been filed with the Commission by the Company, is incorporated into this Prospectus by reference.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference in the information that this Prospectus incorporates. Requests for such copies should be directed to: Nordstrom Credit, Inc., 13531 East Caley Avenue, Englewood, Colorado 80111, Attention: Carol R. Simonson, telephone (303) 397-4780.

                           THE COMPANY AND NORDSTROM

    The principal executive offices of the Company are located at 13531 East Caley Avenue, Englewood, Colorado 80111, telephone number (303) 397-4700.

BUSINESS OF THE COMPANY

    The Company is a wholly owned subsidiary of Nordstrom. The Company was incorporated in the state of Washington in 1982 and reincorporated in the state of Colorado in 1990. The primary business of the Company is to finance customer accounts receivable arising under revolving charge accounts, contract accounts and 30-day accounts generated through sales of merchandise in Nordstrom stores ("Accounts") and, until August 15, 1996, under revolving charge accounts generated through purchases by customers utilizing Nordstrom National Credit Bank Visa cards ("Visa Accounts"). Accounts consist primarily of balances due under revolving charge accounts. The contract accounts for major purchases and 30-day accounts represent less than 1% of Accounts. Visa Accounts consist of balances due under revolving charge accounts.

    Nordstrom and Nordstrom National Credit Bank, a national banking association and a wholly owned subsidiary of Nordstrom (the "Bank"), are parties to a Merchant Agreement which governs the relationship between the Bank and Nordstrom, including the origination of Accounts by the Bank. See "Relationship with Nordstrom." The Company and the Bank are parties to an Operating Agreement which governs the purchase by the Company of Accounts originated by the Bank and the servicing of Accounts by the Bank. See "Relationship with Nordstrom."

    The Company and Nordstrom are parties to an Investment Agreement which, among other things, governs ownership of Company stock and the financial relationships between Nordstrom and the Company. Because Nordstrom owns all of the Company's common stock, Nordstrom controls the management and policies of the Company. See "Relationship with Nordstrom."

    On August 15, 1996, the Company sold substantially all of its outstanding VISA receivables to Nordstrom in connection with a securitization of the receivables. Nordstrom then transferred the receivables to the Bank, which transferred the receivables to the Nordstrom Credit Card Master Trust (the "Trust") in return for certificates representing undivided interests in the Trust. A Class A certificate with a market value of $186.6 million was sold to a third party, and a Class B certificate was purchased by the Company at an approximate market value of $9.0 million. The Class B certificate has a stated principal amount of $9.9 million, bears interest at 6.5% per annum, and is subordinated to the Class A certificate. The Company also purchased from the Bank a portion of its investment in the Trust (the "Seller's Interest") at an approximate market value of $4.1 million. The Bank retains the remaining Seller's Interest, and will continue to service all of the receivables on behalf of the Trust.

    As a result of the securitization of the receivables, the Company no longer purchases and finances VISA receivables generated through the use of the Bank's VISA card, except to the extent of its investment in the Class B certificate and the Seller's Interest. The Bank securitizes all new VISA receivables through the Trust, and from time to time sells to the Company additional portions of the Seller's Interest, depending on its cash flow needs.

    Pursuant to the terms of operative documents of the Trust, in certain events the Company may be required to fund certain amounts pursuant to a recourse obligation for credit losses. Based on current cash flow projections, the Company does not believe any additional funding will be required.

BUSINESS OF NORDSTROM

    Nordstrom is a specialty retailer selling a wide selection of apparel, shoes and accessories for women, men and children. Most of Nordstrom's merchandise categories are offered in each of its 62 large fashion specialty stores currently located in Alaska, California, Colorado, Illinois, Indiana, Maryland, Michigan, Minnesota, New Jersey, New York, Oregon, Pennsylvania, Texas, Utah, Virginia and Washington. In addition, Nordstrom operates 19 clearance stores in California, Illinois, Maryland, Oregon, Pennsylvania, Utah, Virginia and Washington under the name "Nordstrom Rack," one clearance store in Arizona under the name "Last Chance Shoes and Apparel," one specialty store in New York under the name "Faconnable," and leased shoe departments in twelve department stores in Hawaii and Guam. Nordstrom's marketing philosophy is to offer a wide selection of merchandise, to create customer loyalty by providing a high level of customer service and to respond rapidly to local market conditions and fashion trends through decentralized buying and merchandise selection.

    The following table sets forth the total store area (exclusive of corporate and administrative offices in Seattle, Washington) as of January 31, 1997 of all stores currently operated by Nordstrom:

                                             TOTAL STORE          NUMBER OF
DESCRIPTION                                      AREA               STORES
----------------------------------------    --------------     ----------------
Southern California Group...............        2,688,000               20
Northern California Group...............        1,772,000               11
Capital Group (Washington D.C. area)....        1,481,000               10
Midwest Group...........................        1,472,000                8
Washington Group........................        1,383,000               12
Northeast Group.........................        1,139,000                6
Oregon Group............................          823,000                8
Utah/Colorado Group.....................          602,000                5
Southwest Group.........................          249,000                1
Alaska Group............................           97,000                1
Arizona Group...........................           48,000                1
                                                                        --
                                            --------------
  Total.................................       11,754,000               83
                                                                        --
                                                                        --
                                            --------------
                                            --------------

    Nordstrom currently anticipates opening three large specialty stores in 1997 in Long Island, New York, West Hartford, Connecticut, and Cleveland, Ohio. These stores will contain a total of approximately 661,000 square feet.

    Nordstrom currently anticipates opening three specialty stores in 1998 in Atlanta, Georgia, Overland Park, Kansas, and Scottsdale, Arizona. These stores will contain a total of approximately 687,000 square feet. In 1998, Nordstrom also plans to open a new flagship store in downtown Seattle, Washington, and to remodel a store in San Diego, California.

    Nordstrom is also considering other locations in Texas and the Southwest, the Midwest, and the Eastern United States for potential store openings. With respect to any proposed store, it is possible that in one or more instances store site negotiations may be terminated and the store may not be built, or delays may occur. Furthermore, environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing could make future development of stores more difficult, time-consuming and expensive.

                          RELATIONSHIP WITH NORDSTROM

MERCHANT AGREEMENT

    Nordstrom and the Bank are parties to a Merchant Agreement and Operating Procedures dated August 30, 1991 (the "Merchant Agreement") whereby the Bank issues Accounts through Nordstrom credit cards issued by the Bank for use in Nordstrom stores. Pursuant to the Merchant Agreement, the Bank pays to Nordstrom on a daily basis the amount of all charges on Accounts for each such day, less the amounts of any sales adjustments and less an allowance for amounts to be written off. The Merchant Agreement requires that Nordstrom pay a servicing fee to the Bank which may change from time to time but is currently .25% of the net face amount of each sale, less any sales adjustments.

OPERATING AGREEMENTS

    OPERATING AGREEMENT. Nordstrom Account servicing arrangements are governed by an Operating Agreement dated August 30, 1991 (the "Operating Agreement") between the Company and the Bank pursuant to which the Company purchases Accounts from the Bank for a price equal to the amount of Accounts originated less an allowance for amounts to be written off. Under the Operating Agreement, the Bank performs the servicing functions for the Accounts and the Company pays the Bank a servicing fee which may change from time to time but is currently 2.0% of the amount of the Accounts originated. The Bank's servicing responsibilities include new account processing, authorizing, billing, payment processing, collection and customer service activities. The Company has purchased all Accounts originated by the Bank since the Bank's inception.

    Prior to August 15, 1996, the Company and the Bank were also parties to an Operating Agreement for VISA Accounts and Receivables dated May 1, 1994 (the "VISA Operating Agreement"), under which the Company purchased VISA Accounts from the Bank under the same terms and conditions as the Operating Agreement except for the allowance for the amounts to be written off. Amounts written off were charged to the Company, except amounts written off with respect to sales occurring at Nordstrom stores, which were indemnified by Nordstrom. Pursuant to the terms of the VISA Operating Agreement, the Bank performed the servicing functions for the VISA Accounts and the Company paid the Bank a servicing fee which was determined on the same basis as the servicing fee for the Accounts.

INVESTMENT AGREEMENT

    The Investment Agreement dated October 8, 1984 (the "Investment Agreement") imposes certain commitments upon Nordstrom, the most stringent of which is to maintain the Company's ratio of Income Available for Fixed Charges to Fixed Charges at not less than 1.25:1. "Fixed Charges" are defined in the Investment Agreement as the interest charges on the aggregate principal amount of all debt of the Company outstanding during the period. "Income Available for Fixed Charges" is defined as the net income of the Company determined in accordance with generally accepted accounting principles, except that the determination is to be made before any deduction for Fixed Charges or any provisions for taxes in respect of income. The Investment Agreement requires that Nordstrom retain ownership of all of the outstanding shares of stock of the Company, and provides for the subordination of all debt owed by the Company to Nordstrom and its affiliated companies to debt owed by the Company to unrelated third parties ("Prior Debt"). The Investment Agreement further provides that Nordstrom will maintain an aggregate amount of investment (including affiliated debt and shareholder's equity) in the Company of at least $1.00. The Investment Agreement provides that it may be modified by Nordstrom and the Company provided that if any modification adversely affects any holders of Prior Debt, the modification will be effective only upon the consent of 66 2/3% of the holders of Prior Debt. The Investment Agreement also provides that it may not be terminated until all of the Company's debt outstanding on the date of the giving of 30 days' notice of termination has been paid. The Indenture (as defined below) also imposes limitations on amendments to or termination of the Investment Agreement. See "Description of Debt Securities -- Certain Covenants of the Company."

    The Company has been included in the consolidated income tax returns of Nordstrom since its formation. Nordstrom prepares and files federal, state and local income tax returns for and on behalf of the Company. The Company pays to Nordstrom the amount of income taxes for which the Company would have been liable if it had filed its own returns. For any year in which the Company has a loss that reduces the consolidated income tax liability of Nordstrom, the Company and Nordstrom's other subsidiaries, Nordstrom will pay the Company the amount of such reduction in tax liability. In the event any adjustment is made to the federal, state or local tax returns, the liability of Nordstrom and the Company is to be recomputed and payments will be allocated accordingly.

INTERCOMPANY SERVICES

    Nordstrom presently furnishes the following administrative services to the
Company: officer and director liability insurance, and executive, financial, legal, tax and other corporate staff functions. Nordstrom charges the Company for the actual costs incurred or a reasonable allocation of Nordstrom's total cost for such services.

CREDIT ARRANGEMENTS

    The Company and Nordstrom do not have any joint borrowing arrangements and there are no guarantees by Nordstrom of the payment of any debt of the Company.

FINANCING OF THE COMPANY

    To finance the purchase of Accounts, the Company has incurred and will incur indebtedness, including the Debt Securities issued under this Prospectus. The nature and amount of such indebtedness of the Company will vary from time to time, depending upon business requirements, market conditions and other factors of Nordstrom and the Bank. From time to time, Nordstrom has loaned excess funds to the Company on a short-term basis. The Company has a $300,000,000 unsecured line of credit with a group of commercial banks with Wells Fargo Bank, N.A., as agent, which expires on June 30, 2001. Under the terms of this line of credit, the Company must, among other things, comply with the terms of the Investment Agreement and the Operating Agreement and maintain a ratio of consolidated total debt to consolidated tangible net worth at the end of each fiscal quarter no greater than 7 to 1. This line of credit serves as liquidity support for the Company's short-term debt. Amounts due to Nordstrom, the Bank, and other affiliates are subordinated to borrowings under the line of credit agreement. The Company pays commitment fees for the line in lieu of compensating balance requirements.

                                USE OF PROCEEDS

    Except as may be set forth in a Prospectus Supplement, the Company intends to add the net proceeds from the sale of Debt Securities to the general funds of the Company to be available primarily for the purchase of Accounts. The Company may also repay short-term borrowings used to purchase Accounts or refinance portions of outstanding medium-term notes. Pending such uses, the Company may invest all or a portion of the proceeds in investment grade short-term instruments.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios of earnings to fixed charges of the Company and Nordstrom and its subsidiaries for each of the five fiscal years in the period ended January 31, 1997.

                                 FISCAL YEAR ENDED JANUARY 31,
                                --------------------------------
                                1993   1994   1995   1996   1997
                                ----   ----   ----   ----   ----
Company.......................  1.87   2.09   2.03   1.83   2.14
Nordstrom.....................  4.41   4.95   6.79   5.14   4.99

    For the purpose of these ratios, earnings consist of earnings before income taxes plus fixed charges less capitalized interest, as applicable. Fixed charges consist of interest expense, capitalized interest and the estimated interest portion of rent expense, as applicable.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities offered will be described in the Prospectus Supplement relating to such Debt Securities.

    The notes, debentures and other evidences of indebtedness (the "Debt Securities") will be issued under an indenture, dated as of April 22, 1997 (the "Indenture"), between the Company and Norwest Bank Colorado, National Association, as Trustee (the "Trustee"), and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. A copy of the Indenture has been filed as an exhibit to the Registration Statement. The following description summarizes certain provisions of the Indenture. Whenever any particular article or section of the Indenture or any term defined therein is referred to, such article, section or definition is incorporated by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference. Whenever a defined term is indicated by capital letters, the definition thereof is contained in this Prospectus or in the Indenture.

GENERAL

    The Indenture does not limit the aggregate principal amount of the Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. (Section 301) The Debt Securities will be unsecured obligations of the Company.

    A Prospectus Supplement will describe, where applicable, the following terms of the Debt Securities then being offered: (1) the title of the Debt Securities;
(2) any limit on the aggregate principal amount of the Debt Securities; (3) the date or dates on which the Debt Securities will mature; (4) the rate or rates or the method or methods of determining the rate or rates at which the Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (5) the dates on which such interest, if any, on the Debt Securities will be payable and the record dates for such Interest Payment Dates;
(6) the place or places where principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable and, if other than as set forth in the Indenture, the method or methods of payment; (7) any mandatory or optional sinking fund or analogous provisions; (8) any redemption terms; (9) any index or formula used to determine the amount of payments of principal of and premium, if any, and interest; (10) the portion of the principal amount of the Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (11) whether the Debt Securities are to be issued in whole or in part in the form of one or more Global Security or Securities, and, if so, the identity of the depositary for such Global Security or Securities and any special provisions with respect to such Global Security or Securities; (12) the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the Debt Securities shall be payable if other than the currency of the United States of America; (13) additional events of default, if any; (14) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; and (15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

DENOMINATIONS, REGISTRATION AND TRANSFER

    Unless otherwise provided in an applicable Prospectus Supplement, Debt Securities will be issued only in denominations of $1,000 or any integral multiple thereof without coupons. Debt Securities of any series will be exchangeable for other Debt Securities of the same series containing identical terms and provisions and of a like aggregate principal amount and containing identical terms and provisions of different authorized denominations. Debt Securities may be issuable under the Indenture in temporary or permanent global form. See " -- Global Securities." (Sections 302 and 305)

    Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in the City of Denver will be designated as the Company's Paying Agent for payments with respect to Debt Securities. Any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. All monies paid by the Company to a Paying Agent for the payment of principal of and premium, if any, and interest, if any, on any Debt Security which remains unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debt Security will thereafter look only to the Company for payment thereof. (Sections 1002 and 1003)

GLOBAL SECURITIES

    If any Debt Securities are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of and any premium and interest on a global Debt Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

    CERTAIN DEFINITIONS APPLICABLE TO COVENANTS. "Subsidiary" of the Company is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more Subsidiaries of the Company. "Restricted Subsidiary" is defined as a Subsidiary of the Company substantially all the assets of which are located within, and operating substantially entirely within, the present 50 states of the United States, excluding, however, any Subsidiary of the Company designated by the Board of Directors, provided that at the time of such designation there exists no Event of Default which has not been cured or waived, and the Company could incur at least $1.00 of additional Debt secured by a Mortgage, as more fully described under "Restrictions on Liens and Encumbrances." "Property" is defined as all tangible and intangible property of the Company and any Restricted Subsidiary, including all rights in and to any such property and any accounts (including installment payment accounts and accounts receivable) owned by the Company or any Restricted Subsidiary. "Consolidated Assets" is defined as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, organizational expenses and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles. (Section
101)

    RESTRICTIONS ON LIENS AND ENCUMBRANCES. The Indenture provides that the Company may not, nor may it permit any Restricted Subsidiary to, create, assume or guarantee any loan or evidence of indebtedness for money borrowed ("Debt") secured by a pledge, mortgage or lien on any Property of the Company or any Restricted Subsidiary, or on any shares of capital stock or Debt of any Restricted Subsidiary ("Mortgage"), without securing or causing the Restricted Subsidiary to secure the Debt Securities and all other securities issued under the Indenture equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all Debt secured by Mortgages would not exceed 15% of Consolidated Assets. (Section 1005)

    This restriction does not apply to, and there is excluded from Debt secured by Mortgages in any computation under such restriction, Debt secured by (1) Mortgages existing as of the date of the Indenture and securing indebtedness for money borrowed existing as of the date of the Indenture; (2) Mortgages on property of, or on any shares of capital stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; (3) Mortgages in favor of the Company or a Restricted Subsidiary; (4) Mortgages in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute; (5) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof and the related purchase money and construction Mortgages which are entered into within specified time limits; (6) Mortgages securing certain tax-free obligations issued by a State, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia to finance the acquisition or construction of property; and (7) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (1) through (6), inclusive. (Section 1005)

    INVESTMENT AGREEMENT. The Indenture provides that the Company (1) will observe and perform in all material respects all covenants or agreements of the Company contained in the Investment Agreement; (2) will use its best efforts to cause Nordstrom to observe and perform in all material respects all covenants or agreements of Nordstrom contained in such agreement; and (3) will not waive compliance under, amend in any material respect or terminate the Investment Agreement; provided, however, that the Investment Agreement may be amended if as a result thereof there is not a downgrading or revocation of any credit ratings on the Debt Securities or any other securities of the Company. (Section 1006)

    CONSOLIDATION, MERGER AND SALE OF ASSETS. The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate or merge with or into any Person, or transfer or lease its assets substantially as an entirety to any Person, or may acquire or lease the assets of any Person, provided that: (a) the successor formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture; (b) after giving effect to the transaction, no Event of Default (and no event which, after notice or lapse of time or both, would become an Event of Default) shall have happened and be continuing; and (c) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture with respect to Debt Securities of any series: (1) default in the payment of principal of or any premium on any Debt Securities of that series when due; (2) default in the payment of any interest on any Debt Securities of that series when due, continued for 30 days; (3) default in the deposit of any sinking fund payment, when due, in respect of any Debt Securities of that series; (4) default in the performance of any covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of the Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (5) default in payment or acceleration of the Debt Securities of any other series or any other indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries in excess of $5,000,000, or a default under any capitalized lease obligation of the Company or a Restricted Subsidiary under which the Company or a Restricted Subsidiary is obligated to pay in excess of $5,000,000, or a default under any mortgage or indenture under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed in excess of $5,000,000 by the Company or a Restricted Subsidiary if the default is not cured or such acceleration is not annulled or such indebtedness is not discharged within 10 days after written notice as provided in the Indenture; (6) the entry against the Company or a Restricted Subsidiary of a final judgment, decree or order by a court having jurisdiction in the premises for the payment of money in excess of $5,000,000 and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 60 consecutive days without a stay of execution; (7) any Event of Default under the Indenture dated as of November 15, 1984 as supplemented by First, Second and Third Supplemental Indentures, dated as of January 15, 1988, June 1, 1989 and October 19, 1990, respectively, between the Company and Norwest Bank Colorado National Association, as Successor

Trustee; (8) any Event of Default under the Indenture dated December 15, 1983, as amended or supplemented from time to time, between Nordstrom and Wells Fargo Bank, N.A., as Trustee; and (9) certain events in bankruptcy, insolvency or reorganization. No Event of Default with respect to the Debt Securities of a particular series necessarily constitutes an Event of Default with respect to the Debt Securities of any other series. (Section 501)

    If an Event of Default with respect to the Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

    The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and certain other conditions, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series, and to waive certain defaults. The Trustee, with respect to the direction of the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, or the Company, with respect to waiving any default, may set a record date for any Act of the Holders. (Sections 512 and 513)

    The right of a Holder of any Debt Securities to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal or premium and interest, if any, when due and to institute suit for the enforcement of any such payment. (Sections 507 and 508) The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, is required to give the Holders of such Debt Securities notice of such default, unless cured or waived; provided that, except in the case of default in the payment of principal, or premium or interest, if any, or in the payment of any sinking fund installment, the Trustee may withhold such notice if it determines it is in the interest of such Holders to do so. (Section 602)

    The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of all series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each Holder of such Debt Securities affected thereby, (1) change the stated maturity date of the principal of, or any installment of principal of or interest on, any such Debt Security; (2) reduce the principal amount of, the rate of interest on, or any premium payable upon redemption of, any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security;
(3) change the place or currency of payment of principal (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the

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right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of Holders necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. The Company may set a record date for any Act of the Holders with respect to consenting to any amendment. (Section 902)

SATISFACTION AND DISCHARGE OF INDENTURES

    The Indenture generally provides that the Company may terminate certain of its obligations under the Debt Securities of any series and under the Indenture (with respect to such series) if (1) all of the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities that have been replaced or paid or for whose payment money has been deposited in trust) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder, (2) such Debt Securities of such series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient to pay principal of, premium, if any, and interest on the Outstanding Debt Securities of such series that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder or (3) upon compliance with certain conditions specified in the Indenture, 123 days after the Company makes the deposit with the Trustee of money or U.S. Government Obligations specified in clause (2). In such case, Holders of the Debt Securities must look to the deposited money for payment. (Section 401)

    The Indenture further provides that if the Company has made the election provided by clause (3) above, it may elect either (a) to defease and be discharged from any and all obligations with respect to the Debt Securities of such series, except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold moneys for payment in trust ("legal defeasance") or (b) to be released from its obligations with respect to the Debt Securities of such series under the covenant default (except with respect to the covenant to pay principal and interest) and cross-acceleration provisions under "Events of Default" and from the restrictions described under certain covenants in the Indenture, including "Restrictions on Liens and Encumbrances" and "Investment Agreement" ("covenant defeasance"). As a condition to legal defeasance or covenant defeasance, the Company must deliver to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. In the case of legal defeasance under clause (a) or covenant defeasance under clause (b) above, a ruling of the Internal Revenue Service may be delivered in lieu of such opinion. (Section 401)

    Under current United States Federal income tax law, legal defeasance would likely be treated as a taxable exchange of such Debt Securities for interests in the defeasance trust. As a consequence, a Holder would recognize gain or loss equal to the difference between the Holder's tax basis for such Debt Securities and the value of the Holder's interest in the defeasance trust, and thereafter would be required to include in income its share of the income, gain and loss of the defeasance trust. Under current Federal income tax law, covenant defeasance would likely not be treated as a taxable exchange of such Debt Securities. Purchasers of such Debt Securities should consult their tax advisors with respect to the more particular tax consequences to them of such legal defeasance and covenant defeasance, including the applicability and effect of United States Federal income and other tax law.

    The Company may exercise its legal defeasance option with respect to the Debt Securities of such series, notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated because of the covenant default (except with respect to the covenant to pay principal and interest) and cross-acceleration provisions or certain of the covenants, including those noted under clause (b) above. However, if such an acceleration were to occur because of other defaults, the realizable value at the acceleration date of the money and U.S. Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, because the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors. (Section 401)

    The term "U.S. Government Obligations" is defined to mean direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian with respect to the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt. (Section 101)

CONCERNING THE TRUSTEE

    Under the provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon the occurrence and continuance of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act) the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest if, upon the occurrence of a default under the indenture, the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include one or more firms, or may be a group of underwriters represented by firms including one or more of such firms. Such firms may also act as agents.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibilities in respect of the validity or performance of such contracts.

    Each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                                 LEGAL OPINIONS

    The legality of the Debt Securities will be passed upon by Lane Powell Spears Lubersky LLP, 1420 Fifth Avenue, Suite 4100, Seattle, Washington 98101.
D. Wayne Gittinger, a director of Nordstrom, is a partner in the firm of Lane Powell Spears Lubersky LLP. At January 31, 1997, members of that firm owned directly or indirectly an aggregate of approximately 5,300,000 shares of common stock of Nordstrom.

                                    EXPERTS

    The financial statements and related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR ANY PRICING SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND ANY PRICING SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR ANY PRICING SUPPLEMENT, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                         PROSPECTUS SUPPLEMENT

                                                                   PAGE
                                                                   ----
Selected Financial Data of the Company...........................   S-2
Selected Consolidated Financial Data of Nordstrom................   S-4
Description of Notes.............................................   S-5
Supplemental Plan of Distribution................................   S-7
Legal Opinions...................................................   S-8
                              PROSPECTUS
Available Information............................................     2
Incorporation of Certain Documents by Reference..................     2
The Company and Nordstrom........................................     3
Relationship with Nordstrom......................................     4
Use of Proceeds..................................................     6
Ratios of Earnings to Fixed Charges..............................     6
Description of Debt Securities...................................     7
Plan of Distribution.............................................    12
Legal Opinions...................................................    13
Experts..........................................................    13


                                  $92,350,000


   [LOGO]
                             NORDSTROM CREDIT, INC.

                               MEDIUM-TERM NOTES
                           DUE 9 MONTHS OR MORE FROM
                                 DATE OF ISSUE

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                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON

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